

Mail Stop 3561

May 26, 2017

Ms. Turid M. Sorensen
Chief Financial Officer
Nordic American Offshore LTD
Canon's Court
22 Victoria Street
Hamilton HM EX
Bermuda

> **Re: Nordic American Offshore LTD**
> **Form 20-F for the Year Ended December 31, 2015**
> **Filed March 23, 2016**
> **File No. 001-36484**

Dear Ms. Sorensen:

We have reviewed your response letter dated April 18, 2017, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2015

Item 15. Controls and Procedures, page 53

1. We note your response to our prior comments one and two. As it relates to the impairment analysis of your vessels, please tell us whether you plan to change or have changed any part of the process or any related controls associated with your internal control over financial reporting since December 31, 2015 and if so, how. For example, and without limitation, if you improved your controls to now require additional third-party evidence to support your assumptions, revised the level of precision of certain controls, or strengthened IT controls surrounding your analysis to assess mathematical accuracy, please describe the changes, when they were or are planned to be put in place, and the reason precipitating the changes.

We may have further comment upon reviewing your response.

You may contact Effie Simpson at (202) 551-3346, or in her absence, Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned, at (202) 551-3750 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Branch Chief
Office of Transportation and Leisure